

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 25, 2018

Steven T. Schlotterbeck
President and Chief Executive Officer
EQT Midstream Partners, LP
625 Liberty Avenue, Suite 1700
Pittsburgh, PA 15222

> **Re: EQT Midstream Partners, LP**
> **Registration Statement on Form S-4**
> **Filed May 18, 2018**
> **File No. 333-225018**

Dear Mr. Schlotterbeck:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Scott Anderegg, Attorney-Advisor, at (202) 551-3342 with any questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara Ransom
Assistant Director
Office of Consumer Products